Filed by: Old National Bancorp

(Commission File No.: 001-15817)

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: CapStar Financial Holdings, Inc.

Commission File No.: 001-37886

Date: October 26, 2023

On October 26, 2023, Old National Bancorp (“ONB”) held a conference call presentation with analysts and investors regarding its pending acquisition of CapStar Financial Holdings, Inc. The following is the transcript of the presentation, the recording of which has been made available on ONB’s corporate website. The presentation slides referred to in the following transcript were previously filed on October 26, 2023 by ONB pursuant to Rule 425 under the Securities Act of 1933, and the transcript should be read in conjunction with those materials.

Operator:

Welcome to Old National and CapStar Merger Conference Call. This call is being recorded and has been made accessible to the public in accordance with the SEC Regulation FD. Corresponding presentation slides can be found on the Investor Relations page at oldnational.com and will be archived there for 12 months.

Comments made during today's call regarding either companies or the combined company's future results or future financial performance may include forward-looking statements and are subject to certain risks, uncertainties and other factors that could cause actual results to differ from those discussed. Please refer to the forward-looking disclaimer and Safe Harbor language included in the presentation.

I'd now like to turn the call over to Mr. Jim Ryan, CEO of Old National, for opening remarks. Mr. Ryan.

James C. Ryan, III, Old National Bancorp’s Chief Executive Officer:

Thank you, Sarah. Good afternoon and thank you for joining us on short notice. I will begin on page 3 of the presentation.

We are thrilled to be in Nashville today to announce our partnership with CapStar Bank, a $3 billion bank headquartered in Nashville with 23 branches. CapStar is a dynamic bank with a top 10 share in Nashville and also has offices in vibrant communities such as Athens, Chattanooga, Knoxville, and one in Asheville, NC. By partnering together, we can accelerate their already demonstrated success and growth by bringing our larger balance sheet and more robust product suite. This partnership also allows Old National to leverage the excellent entry we made a little more than a year ago into Nashville with the opening of our 1834 Wealth Management office and, recently, the addition of two new commercial leaders.

Recently, we had a client and prospect event in Nashville with 250 clients, and I realized what great success we were already achieving with a small office. Our partnership announced today allows us to invest and grow even faster than we could achieve on our own. The CapStar HQ in Nashville is slightly over two hours from our Evansville-based HQs and closer to us than any previous partnerships in my 20-year-plus career at ONB.

Our partnership is financially compelling by all measures. The multiples are attractive versus comparable deals as measured by both price to tangible book value and price to forward earnings, including cost savings. We expect the partnership to be 5% accretive to our 2025 earnings with less than 2% tangible book value dilution, or only 20 cents, which results in a quick earnback of under two years. Our capital will remain strong, as this partnership will be approximately neutral to our pro forma capital ratios at closing. Most importantly, this earnings accretive partnership is a much cheaper, less dilutive, and significantly faster way for us to build scale in this dynamic footprint.

We believe this transaction to be a low risk given the highly compatible culture, business mix, and relationship-based banking approach. We were very pleased with our due diligence. We found strong credit underwriting, stronger than almost any other opportunity we have looked at during my tenure. This speaks to the below-average net-charge-offs for CapStar versus the industry for the last 10-years plus.

Lastly, after completing our successful FMBI partnership more than a year ago, combined with our strong track record of achieving and exceeding our modeled results, we feel confident that we can successfully integrate our newest partner. We have learned much from previous partnerships and believe we have the expertise and leadership to achieve or even exceed our expectations.

Moving to slide 4, this slide shares an overview of CapStar’s metrics, balance sheet composition, and the competitive landscape. As you can see from the competitive landscape, we aim to gain share in deposits, loans, and wealth management and believe we can compete effectively. And to the extent there is further industry consolidation in TN, we will be well-positioned to gain market share.

Lastly, on page 5, I think we all understand the attractive demographics in the southeast and specifically in Nashville, which has increasingly become the city of choice for new businesses, jobs, and population growth.

I will close with a few other comments. CapStar contacted us directly based on our reputation and most recent entry into Nashville. CapStar’s CEO, Tim Schools, and the Board felt we were the perfect fit to help them achieve their goals. From our perspective, this is an excellent opportunity to achieve our long-term strategic growth plan and build on our strategic investment in Nashville already. While today’s stock market appears to be more short-term focused and negative, I remain focused on long-term shareholder value.  We are pleased with the early results of the Nashville team, and we’re incredibly excited about this opportunity. I’m confident that we will look back in a few years and see this was a truly opportunistic platform and partnership in great markets that enhanced our franchise.

With those short comments, I will open the call for any questions. I’m joined by Mark Sander, Brendon Falconer, and John Moran to answer any questions. Thank you.

Questions & Answers:

Operator:

Thank you. Your first question comes from the line of Scott Siefers of Piper Sandler. Your line is open.

Question – R. Scott Siefers: Good afternoon, guys. The very first one, sort of a broader one. I mean, I think there's a sense that in this, whatever emerging regulatory environment we've got, you sort of, you know, one bite at the apple over, you know, maybe at least a year or so. You know, do you think, is that the case? And I guess what I'm really getting at is, if this is the only deal that you might be able to do over the next like one to two years, what is it specifically about CapStar that made this the one that you wanted to go after?

Answer – Jim Ryan: Well, I think it's too early to tell about how many applications can be filed. We're not necessarily looking for the next opportunity beyond this, we're really just focused on this Nashville opportunity. And given the investment we've made here already and the significant upside we have here, we really felt like this was a perfect opportunity. It's small enough, you know, to be easy, easier to integrate, but yet it's big enough to matter, especially given the demographics here in Nashville and the already investment we've made here.

Question – R. Scott Siefers: Okay. Perfect. And then, I guess just a follow up. Any pieces of the company that you are not interested that, as you sell off portions of it or sort of let out, run off, I know, for example, they've got, or at least have had a triple net leasing business. So, you know, anything that's sort of off the beaten path for you guys that would lead us on the outside to believe that the growth trajectory of the combined company might be a little less as you, as you integrate and go forward, or is it just sort of steady as she goes?

Answer – Jim Ryan: You know, I'm actually very bullish on our ability to continue to bring, you know, our funding base, our strong funding base, you know, to the organization here. And our plans would be to let them continue to grow. And, you know, with our strong funding base and our larger hold limits and the team we've got here, I think it accelerates our ability to grow. It's too early to tell on any individual portfolio. You know, we have a lot of work to do there, but we feel really comfortable with our ability to grow and fund that growth with core deposits.

Question – R. Scott Siefers: Wonderful. Okay. Good. Thank you.

Operator: Your next question comes from the line of Terry McEvoy with Stephens. Your line is open.

Question – Terry McEvoy: Hey, Jim. Good afternoon.

Answer – Jim Ryan: Hi, Terry. Good afternoon. Thanks for joining us.

Question – Terry McEvoy: Yeah. When I think about the ONB M&A track record kind of before FMBI and you were there, I'm thinking like Grand Rapids, Ann Arbor, Madison, Wisconsin -- Nashville, obviously a much more dynamic market. So, I guess my question is, how did that impact the due diligence on this transaction? And in overall kind of how do you approach this deal, or this market differently once completed?

Answer – Jim Ryan: Maybe I'll start and ask my team members to join in here. You know, I think our successful integrations and growth profile and the communities you mentioned, and I would also include Minneapolis in that conversation and Chicago, I think we have a lot of confidence going into this that no matter the size of the market, our ability to come in and do banking the way we like to do banking, you know, focus on core deposits, you know, building out deep and full relationships, bringing our product suite, we think we're going to have great success here. If we look at the competitive landscape here, we feel good about our ability to compete. So, I'm excited. I mean, the demographics and I don't think people always appreciate Nashville is as close to us as is any of the other large cities are. I mean, Indianapolis is actually slightly farther away to Evansville than Nashville is to Evansville. So, this is very close to home for us. We feel very confident in our ability to be successful.

Answer – Mark Sander: And as you think, Terry, about future growth prospects, clearly, we think they're exciting here, and strategically, it makes a lot of sense. But when you think about due diligence, we do the same due diligence for this no matter what. So, in terms of what we've looked at up and down the ladder and specifically relative to credit, the due diligence was exactly the same. Again, the growth prospects here might be a little bit better, but fundamentally, if you have the right team, you can – we can compete and outgrow the market in any market we're in.

Question – Terry McEvoy: Thanks for that. And then as a follow up, I just want to make sure, do you expect all the cost-savings to be achieved by the end of 2024 and fully in the 2025 run rate to hit that EPS accretion I see in the presentation?

Answer – Brendon Falconer: Yeah. Terry, this is Brendon. Yeah, we're expecting 50% in the back of 2024 and 100% realized in 2025. So, we'll be on a track record by the end of Q4 to realize that.

Question – Terry McEvoy: Okay. Great. Thanks for taking my questions.

Answer – Jim Ryan: Thanks, Terry. Appreciate your support.

Operator: Your next question comes from the line of Chris McGratty with KBW. Your line is open.

Question – Chris McGratty: Maybe, Jim, question from me that, you know, I've never covered CapStar,

Why’d they sell? And it seems like it's a kind of quick close. My guess is its size, but just any color on why they sold?

Answer – Jim Ryan: I think they were looking for a partner to help them accelerate their own growth plans, you know? And, obviously, six months ago, the market has changed pretty radically here. And so, our ability to bring, you know, more funding and a strong core deposit base to this great market and their teams and our teams coming together, I think they see the synergies that are inherent in that. I think they see the synergies that are inherent in that, so I think it's not much harder than that really. You know obviously, you know, banks that are you know a few billion dollars in assets are always going to struggle with new regulations and implementing, you know new requirements. And so I think that's a benefit too we can bring, you know, we can take all that off you know their plates, right, and really bring the best of relationship banking you know to Nashville with our combined teams here. So, I don't think it's much more complicated than that.

Question – Chris McGratty: Okay, and just a follow-up, Jim. How long’s the courtship – how long was the courtship between the two of you?

Answer – Jim Ryan: It was relatively short. You know, I think they started a process based on our reputation, based on, you know, knowing a little bit more about this, they invited us to participate on that so it was relatively short and we weren't necessarily looking for the next opportunity, it kind of found us. And we were excited to participate especially given again you know really build off of the 10 team members we have here. And I made reference to that. You know we were here you know not too long ago having a great client and prospect event and really it just hit home the opportunities that are in front of us here. We're able to do this with a relatively small team in a single office without a branch location and I got super excited about what the prospects look like for this potential partnership and how we could build and leverage off of each other. So again, we're thrilled to be here, and we're thrilled to leverage the investments we've already made.

Question – Chris McGratty: Great. Thanks a lot.

Operator: Your next question comes from the line of Brody Preston with UBS. Your line is open.

Question – Brody Preston: Hi. Good evening, everyone.

Answer – Jim Ryan: Hi Brody. Thanks for joining us.

Question – Brody Preston: Yeah, of course. I just wanted to ask you, you know when you look at the, I guess roster of producers at CapStar, you know, like these smaller banks can kind of be driven by a handful of folks. Is that the case here in terms of, you know, there’s a handful of kind of chunky revenue producers here that you make sure you keep.

Answer – Jim Ryan: I don't believe that to be the case. We're going to be focused on all of our team members, but I don't believe that to be the case. And plus, you know, we're going to be adding our teams, combining our teams together here. So, we feel great about that prospect.

Answer – Mark Sander: Well, CapStar is a diverse team that, you know, it’s a small team, but I think the team is, you know, we’re going to get to know them here well, but I don’t think there’s a great concentration amongst the team members.

Question – Brody Preston: Okay, got it. And the accretion that you laid out, is that based on, you know, kind of a static balance sheet for CapStar, like what it is today?

Answer – Brendon Falconer: Yes, absolutely.

Question – Brody Preston: So, there could be potential upside to that, you know, if you pay down their brokered CDs and the FHLB Borrowings?

Answer – Brendon Falconer: I think there is opportunity to make that more efficient on a number of fronts, particular the funding side.

Question – Brody Preston: Okay, got it.

Answer – Jim Ryan: And also, we haven’t added any kind of revenue synergies in, you know, from our operations here, which again, I feel bullish about our ability to accelerate our growth here. So, none of that is included in any of these models.

Question – Brody Preston: Got it. And I guess maybe just higher level. You know, the cost of the deposit, they do lean more heavily on CDs and on brokered. Is there any difference in sort of philosophy as it relates to pricing deposits and stuff like that, you know, that you might kind of hope you kind of introduce a new pricing strategy to their bankers?

Answer – Jim Ryan: Let me just start…I think on a combined basis, we got a lot more flexibility. And that flexibility will create opportunities in, you know, at the time of close, we’ll have to determine what the right strategy is for the new organization here. But I think that flexibility is going to make it a lot easier for them to continue to grow the portfolio.

Question – Brody Preston: Got it. And then the last one from me. I know they have an SBA lending business as well. I can’t remember if you guys are very active in 7A or not, but if you’re not, is that something that you could look to maybe scale up across the platform?

Answer – Jim Ryan: We have a nice SBA business today. We’re looking forward to continuing to do that business together. But yeah, this is a business that we already know very well, and we plan to continue.

Question – Brody Preston: Great. Thank you for taking my questions, everyone.

Answer – Jim Ryan: Thanks, Brody.

Operator: Your next question comes from the line of David Long with Raymond James. Your line is open.

Question – David Long: Good afternoon, everyone.

Answer – Jim Ryan: Hi David, thanks for joining us.

Question – David Long: Hey, Jim, you just talked or mentioned the revenue synergy opportunity and I’m not asking you to put numbers behind it or anything, but just curious, where do you see the biggest opportunities? Is it in the commercial bank? Is it in wealth management? And, you know, how do you see that playing out? I guess, really, you know, what gets you most excited there?

Answer – Jim Ryan: Well, it’s both to be honest with you. The wealth team we have here, you know, had some early success, right. And you can do a lot without having a branch infrastructure or a full team, a full commercial team behind you. But you know, their growth was going to be somewhat limited by the fact that it was really a single office and they're off to a tremendous start. And in fact, after the client event, we really had some great calling opportunities, great leads to follow up on. So, I really think it's going to accelerate, you know, the fee income business for our Nashville group here given a more, you know, permanent physical infrastructure that's on the ground, plus private banking is a little bit challenging, you know, not having a branch here in the marketplace or several branches out in the marketplace. And then I think on the commercial side, right, I mean, treasury management business is difficult when you don't have, you know, a full-service branch bank to help complement what you do, you know, both in the commercial side, but also small business side. So, I think all of that really allows us to accelerate. And you know, I think we get some credibility in the marketplace now that it's a little harder to achieve. Even though we've been around for 189 years, that's not known here in Nashville. And so, I think now we have a little bit more credibility with the CapStar legacy team and culture, combined with our product suite and balance sheet, like I said. I think that allows us to accelerate all those growth lines.

Question – David Long: And with the first Midwest transaction, I recall Old National was doing some hiring even as that was – maybe even before that closed within the footprint. Do you see that happening here from – can you leverage this earlier and start getting – can you get more people on the ground? Will you be looking to bring in more people and really add additional leverage? And then, at some point, do you see is there an opportunity to grow the branch footprint in Tennessee as well?

Answer – Jim Ryan: Great questions both. And I had the opportunity to talk to our leaders this afternoon about this and share the great news with them that are here in Nashville. And they all said, Jim, this is fantastic news. We can be successful with the infrastructure we have, but this really accelerates our ability to hire people. Not, not everyone's going to join, you know, a start-up operation. And so, this really allows us to accelerate our ability to hire people, both on the wealth management side, the treasury management side, and the commercial banking side. I think that's going to give them a lot, a lot easier runway. You know, future expansion. I think that's to be, to be determined what that might look like. You know, we got to get in and really learn more about the markets, learn about the opportunities that are in front of us. But, but again, you know, I think this, this foundation that, that ultimately, you know, we'll have here, I think just gives us a great base to grow off of.

Question – David Long: Excellent. I appreciate the insight, Jim. Thank you.

Answer – Jim Ryan: Thanks, appreciate your support.

Operator: Your next question is a follow-up from Brody Preston with UBS. Your line is open.

Question – Brody Preston: Hey guys, just a quick one. I just wanted to ask if there was anything driving the difference between the aggregate transaction value at $320 million, that’s on slide 11 of the deck and the $344 million that’s in the press release. I just wanted to make sure that I was dotting my I’s and crossing my T’s.

Answer – John Moran: Yeah, so the press release is referencing a VWAP, Brody, and the deck is spot as of yesterday’s close. We had to use yesterday’s close, because we needed to get the deck done and out.

Question – Brody Preston: Got it. Okay. Thank you.

Operator: There are no further questions at this time. I will turn the call back to Jim Ryan.

Jim Ryan: Thank you, Sarah. Well, we appreciate everyone jumping on the call on such short notice. And again, we’re going to be here tonight and tomorrow for any follow up. Just reach out to Lynell and she will make sure that we get coordinated. Again, appreciate all the great support and we’ll talk soon.

Operator: This concludes the call. Once again, a replay, along with the presentation slides, will be available for 12 months on the Investor Relations page of Old National’s website oldnational.com. A replay of the call will also be available by dialing 1-800-770-2030 conference ID code 7918950. This replay will be available through November 9. If anyone has additional questions, please contact Lynell Durchholz at (812) 464-1366. Thank you for your participation in today’s conference call. You may now disconnect.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In general, forward-looking statements can be identified through use of words such as “may,” “believe,” “expect,” “anticipate,” “intend,” “will,” “should,” “plan,” “estimate,” “predict,” “continue” and “potential” or the negative of these terms or other comparable terminology, and include statements related to the expected timing, completion, financial benefits, and other effects of the proposed merger of CapStar with and into Old National (the “Merger”). Forward-looking statements are not historical facts and represent management’s beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial conditions to differ materially from those expressed in or implied by such statements.

Factors that could cause or contribute to such differences include, but are not limited to, (1) expected cost savings, synergies and other financial benefits from the Merger not being realized within the expected time frames and costs or difficulties relating to integration matters being greater than expected,  (2) the ability of CapStar to obtain the necessary approval by its shareholders, (3) the ability of Old National and CapStar to obtain required governmental approvals of the Merger, and (4) the failure of the closing conditions in the definitive merger agreement to be satisfied, or any unexpected delay in closing the Merger. Further information regarding additional factors that could affect the forward-looking statements can be found in the cautionary language included under the headings “Forward-Looking Statements” (in the case of Old National), “Cautionary Note Regarding Forward-Looking Statements” (in the case of CapStar), and “Risk Factors” in Old National’s and CapStar’s Annual Reports on Form 10-K for the year ended December 31, 2022, and other documents subsequently filed by Old National and CapStar with the Securities and Exchange Commission (“SEC”).

Additional Information and Where To Find It

In connection with the proposed Merger, Old National will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of CapStar and a Prospectus of Old National, as well as other relevant documents concerning the proposed transaction. Investors and security holders, prior to making any investment or voting decision, are urged to read the registration statement and proxy statement/prospectus when it becomes available (and any other documents filed with the SEC in connection with the Merger or incorporated by reference into the proxy statement/prospectus) because such documents will contain important information regarding the proposed merger.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC on its website at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the SEC by (i) Old National on its website at https://ir.oldnational.com/financials/sec-filings/default.aspx, and (ii) CapStar on its website at https://ir.capstarbank.com/financial-information/sec-filings.

Participants in the Solicitation

Old National, CapStar and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from shareholders of CapStar in connection with the proposed Merger. Information regarding the directors and executive officers of Old National and CapStar and other persons who may be deemed participants in the solicitation of the shareholders of CapStar in connection with the proposed Merger will be included in the proxy statement/prospectus for CapStar’s special meeting of shareholders, which will be filed by Old National with the SEC. Information about the directors and officers of Old National and their ownership of Old National’s common stock can be found in Old National’s definitive proxy statement in connection with its 2023 annual meeting of shareholders, as filed with the SEC on March 30, 2023, and other documents subsequently filed by Old National with the SEC. Information about the directors and officers of CapStar and their ownership of CapStar’s common stock can be found in CapStar’s definitive proxy statement in connection with its 2023 annual meeting of shareholders, as filed with the SEC on March 10, 2023, and other documents subsequently filed by CapStar with the SEC. Additional information regarding the interests of such participants will be included in the proxy statement/prospectus and other relevant documents regarding the proposed Merger filed with the SEC when they become available.